Exhibit 21.1
American Railcar Industries, Inc. wholly owns the following companies:
               Subsidiary
1.	Castings LLC, a Delaware limited liability company

2.	Southwest Steel I, LLC, a Texas limited liability company

3.	Southwest Steel II, LLC, a Texas limited liability company

4.	Southwest Steel III, LLC, a Texas limited liability company

5.	ARI Fleet Services of Canada, Inc., a corporation registered in Toronto, Ontario, Canada

6.	ARI Acquisition Sub, LLC, a Delaware limited liability company

7.	Amrail Industries, Inc., a Delaware corporation

8.	ARI Longtrain, Inc., a Delaware corporation

9.	ARI Component Venture, LLC, a Delaware corporation
Castings, LLC is a joint venture partner in Ohio Castings Company, LLC, a Delaware limited liability company.
ARI Component Venture, LLC is a joint venture partner in Axis, LLC, a Delaware limited liability company, which owns Axis Operating Company LLC, a Delaware limited liability company.